UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Entergy Corp.
File No.  70-9049

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), Entergy Corporation ("Entergy"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transactions for investment in Exempt Wholesale Generators and Foreign Utility Companies (together "Projects"). See HCAR 35-27184, June 13, 2000, File No. 70-9049 ("Order").


For the twelve months ended September 30, 2001, the following information is reported pursuant to the Order.

1) A computation in accordance with Rule 53(a), as modified by the Order, of Entergy's aggregate investment in
    Projects:

    As of September 30, 2001, Entergy's "aggregate investment" (as defined in Rule 53(a)) in Projects was approximately $1.4 billion, or 40.2% of Entergy's "consolidated retained earnings" (as defined in Rule 53(a)) of approximately $3.4 billion.


2) Entergy's aggregate investment in Projects as a percentage of the following:

                                  As of September 30, 2001

    Total capitalization                    7.9%
    Net utility plant                       8.1%
    Total consolidated  assets              5.2%
    Market value of common equity          17.4%
      and retained earnings



3) Consolidated capitalization ratios of Entergy as of the end of September 30, 2001, with consolidated debt including all short-term debt and non-recourse debt of the
    Projects:

                                    In Thousands        %
    Common shareholders' equity      $7,506,886        43.5
    Preferred stock                     575,872         3.3
    Long-term and short-term debt     9,195,962        53.2
                                    -----------       -----
                                    $17,278,720       100.0
                                    ===========       =====

4) At September 30, 2001, Entergy's common stock market-to-book ratio was 105%.

The information concerning growth in retained earnings, net income and revenues of Entergy's Projects contained in paragraphs 5 and 6 is submitted pursuant to a request for confidential treatment under rule 104(b) of PUHCA.

In witness whereof, the undersigned company has caused this certificate to be executed on this 28th day of November
2001.


ENTERGY CORPORATION


By:  /s/ Nathan E. Langston
     Nathan E. Langston
     Senior Vice President and Chief Accounting Officer